Avalon GloboCare Corp.

4400 Route 9 South, Suite 3100

Freehold, New Jersey 07728

July 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Avalon GloboCare Corp.

Registration Statement on Form S-1

Filed July 13, 2026

File No. 333-297405

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-297405) filed by Avalon GloboCare Corp. on July 13, 2026 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the “emerging growth company” language at the bottom of such facing page:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at 973-997-2012 or Greg Carney at (213) 61-4209.

Yours sincerely,

/s/ Sam Knipper
Sam Knipper
Chief Financial Officer

cc:	Greg Carney, Esq.

Sheppard Mullin Richter & Hampton LLP